450 LEXINGTON AVENUE NEW YORK, NY 10017 212 450 4000 FAX 212 450 3800	MENLO PARK WASHINGTON, D.C. LONDON PARIS FRANKFURT MADRID TOKYO BEIJING HONG KONG

October 10, 2007

Ms. Amanda McManus

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 3561

Washington, D.C. 20549

Re:	MSCI Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 10, 2007
File No. 333-144975

Dear Ms. McManus:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 1, 2007 with respect to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by MSCI Inc. (the “Company”) on September 10, 2007. For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, we are filing Amendment No. 3 (the “Amendment”) to the Registration Statement. All page references are to the version of the Amendment filed on the date hereof. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed three copies of the Amendment marked to show changes from the Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

General

Summary Consolidated Financial and Other Data, page 11

1.	We note your response to our prior comment 4; however, we disagree with your conclusion. As such, we reissue our prior comment that the use of EBITDA as a performance measure because investors use it to evaluate companies that have substantial amortization of intangible assets, can not be the sole support for presenting a non-GAAP financial measure. Further, the use of EBITDA because it excludes your amortization of intangible costs, which you believe to be higher than the industry standard, is also not a valid reason for its presentation. In this regard, just because a certain category of your costs are higher than competitors within your industry does not mean it is useful to investors to ignore it (particularly since your disclosures on page 15 indicate that you believe that these intangible assets provide you with a competitive advantage and a future benefit to your company). As such, please revise your filing to eliminate the use of EBITDA and consider including a discussion in MD&A, which discusses the impact of intangible assets on your business and why your costs are higher than your competitors.

Response: We revised the Registration Statement to eliminate the use of EBITDA and expand the discussion of our intangible amortization expense in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Please see pages 9-14 and 50 of the Amendment.

Use of Proceeds, page 33

2.	We note your responses to our prior comments 7 through 10, however, we disagree with your conclusions and reissue our prior comments. Please note that while SAB topic 1:B:3 allows for the presentation of the effect of the dividend on the latest balance sheet, it also requires the presentation of pro-forma earnings for the latest year and interim period. Please revise.

Response: We revised the Registration Statement to include the requested disclosure. Please see pages 9-14, 39-44, F-4, F-10, F-38 and F-43 of the Amendment.

The pro forma basic and diluted earnings (loss) per share is calculated using the number of shares expected to be outstanding after giving effect to the reclassification plus the lesser of the number of shares expected to be issued in this offering and the number of shares that the Company would have been required to issue, based on an assumed initial public offering price, to fund the $973.0 million dividend paid on July 19, 2007 less the Company’s net income of $71.4 million for the fiscal year ended November 30, 2006 or $62.9 million for the nine months ended August 31, 2007. The Company will calculate pro forma basic and diluted earnings (loss) per share using the number of shares expected to be outstanding after giving effect to the reclassification plus the number of shares expected to be issued in this offering because, as evidenced by the proposed maximum aggregate offering price listed on the cover page of the Registration Statement and the Company’s proposed arrangements to enter into a new credit facility simultaneously with this offering to pay a portion of the demand note issued to Morgan Stanley in connection with the dividend, the net proceeds from the offering will not be sufficient to fully fund the dividend and the Company expects the number of shares to be issued in this offering will be lower than the number of shares that it would be required to issue to pay the entire dividend less the Company’s net income for fiscal year ended November 30, 2006 or for the nine months ended August 31, 2007.

Product Sales, page 91

3.	We note your new disclosure in response to our prior comment number 15. Please disclose the remaining terms for each of the referenced contracts.

Response: We revised the Registration Statement to include the requested disclosure. Please see page 101 of the Amendment.

Changes in Estimates, page F-10

4.	We note your response to our prior comment 18. The factors collected by management during the reassessment period do not appear to represent new information or factors related your clients. In this regard, the “new factors” noted in your response may have been new to you, but are not new information, and merely an explanation related to why late payments occurred by your customers. We believe that this information was readily available with proper due diligence or an appropriate accounts receivable system. As such we disagree with your conclusions and reissue our prior comment with specific emphasis on the fact that it does not appear the change was a result of new external information or changes in circumstances surrounding the quality of your client’s credit history or specific receivables. Accordingly, the number of doubtful accounts that existed at each of the previous balance sheet dates does not appear to have changed. Instead, your use of the facts that existed at the time the financial statements were prepared, such as your visibility as well as your ability to identify and track uncollectible accounts, was enhanced. Therefore, it appears that this situation should be accounted for as a correction of an error under SFAS 154. As such, please revise to restate your financial statements, and provide disclosure required by paragraph 26 of SFAS 154 or advise, as appropriate.

Response: In response to the Staff’s comment, the Company restated the annual consolidated financial statements for the years ended November 30, 2002, 2003, 2004, 2005 and 2006 and the statement of financial condition as of May 31, 2007 and the statement of cash flows for the six months ended May 31, 2007 to reflect the change in estimates used in determining the allowance for doubtful accounts. We made corresponding changes to the financial data disclosure in the Registration Statement in the sections titled “Prospectus Summary”, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The Company has added explanatory language related to such change in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 45 and 54, Note 20 to the notes to the consolidated financial statements as of November 30, 2005 and 2006, and for each of the three years in the period ended November 30, 2006, on pages F-34 – F-35 and Note 18 to the notes to the consolidated financial statements as of and for the six months ended May 31, 2007 on page F-73.

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In addition, attached hereto as Exhibit A is a letter from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and any amendments thereto;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement or any amendments thereto; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4674 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Juan Migone

Securities and Exchange Commission

Division of Corporation Finance

Lyn Shenk

Securities and Exchange Commission

Division of Corporation Finance

cc w/o encl.:	Frederick W. Bogdan
General Counsel
MSCI Inc.
Via facsimile: (212) 804-2906

Exhibit A

[MSCI LETTERHEAD]

MSCI Inc.

88 Pine Street

New York, NY 10005

October 9, 2007

Ms. Amanda McManus

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 3561

Washington, D.C. 20549

Re:	MSCI Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 10, 2007
File No. 333-144975

Dear Ms. McManus:

As requested by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), MSCI Inc. (the “Company”) does hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and any amendments thereto;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement or any amendments thereto; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions regarding this letter or its contents.

Respectfully submitted,

/s/ Frederick W. Bogdan

Frederick W. Bogdan

General Counsel